

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 11, 2009

By U.S. Mail and Facsimile to: (541) 618-6001

Michael D. Fowler
Chief Financial Officer
PremierWest Bancorp
503 Airport Road – Suite 101
Medford, Oregon 97504

> **Re:** **PremierWest Bancorp**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **(Filed May 5, 2009)**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **(Filed May 11, 2009)**
> **File No. 000-50332**

Dear Mr. Fowler:

We have reviewed your response filed with the Commission on July 9, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 45

Bonus Compensation, page 13 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 3 in our letter dated June 26, 2009. Based on the information presented in your response and the disclosure in your proxy statement, we are unable to agree with your conclusion that the disclosure of performance targets for the 2008 fiscal year performance would likely have resulted in competitive harm to the company. We note, in particular, that disclosure of such targets would have taken place after the completion of the 2008

fiscal year. Please confirm your understanding that such targets should be disclosed in the Compensation Discussion and Analysis, even if the targets are not met, as they provide the investor with insight into the manner in which the compensation committee constructed the compensation system for PremierWest and how that compensation operated during the relevant period.

2.   We note your response to comment 4 in our letter dated June 26, 2009. It appears that the maximum amount distributable under the plan has changed from 150% of the target in 2006 to 140% in 2008. Please confirm that the company will file an updated description of the terms of the plan or revise the reference to the plan in the exhibit list in future filings on Form 10-K to include a statement containing the text of any modification and the date thereof. Refer to Exchange Act Rule 12b-32.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Goodwill, F-11

3.   We note your response to prior comment 7 in our letter dated June 26, 2009. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please confirm that you will include the additional details regarding your annual and interim goodwill testing in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibit 10.3

4.   We note your response to comment 11 in our letter dated June 26, 2009. We also note that Exhibit 10.3 does not include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request in accordance with Item 601(b)(2) of Regulation S-K. Please confirm that the company will furnish supplementally a copy of any omitted schedule to Exhibit 10.3 to the Commission upon request. Please also confirm that the company will include an agreement to furnish omitted schedule in future exhibit filings under Item 601(b)(2) of Regulation S-K, as applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Irving at (202) 551-3321 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions

Sincerely,

Christian Windsor
Special Counsel